Aytu BioScience, Inc.

373 Inverness Parkway

Suite 200

Englewood, Colorado 80112

October 11, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Aytu BioScience, Inc.

Registration Statement on Form S-1

Filed September 21, 2016

File No. 333-213738

Dear Ms. Hayes:

We are writing in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that was contained in your letter dated October 7, 2016, regarding the above-referenced filing of Aytu BioScience, Inc., Englewood, Colorado (the “Company”). In response to the Staff’s comment, the Company has also filed an amendment to its Registration Statement on Form S-1 (the “Registration Statement”). This letter sets forth the comment contained in your letter dated October 7, 2016 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

Exhibit 5.1

1.	We note that the opinion is qualified to the Delaware General Corporation Law. Given that the warrants you intend to offer are governed by the laws of the State of New York pursuant to Section 9.5 of the warrant agreement filed as Exhibit 4.6, please provide an opinion of counsel that the warrants constitute binding obligations under New York law. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19, available on the Commission’s website.

Response: An opinion of counsel that the warrants constitute binding obligations under New York law has been added as Exhibit 5.1 to the Registration Statement.

* * * *

U.S. Securities and Exchange Commission

October 11, 2016

The Company respectfully submits that the revised disclosure in the Registration Statement is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned. We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its Registration Statement.

Respectfully yours,

/s/ Gregory A. Gould

Gregory A. Gould
Chief Financial Officer

cc:	Wyrick Robbins Yates & Ponton LLP